

August 3, 2011

Via E-mail
Debra Arkell
President and Chief Executive Officer
Trophy Hunting Unlimited, Inc.
7500 Saddle Mountain Rd
Bozeman, MT 59715

>   **Re: Trophy Hunting Unlimited, Inc.**
>   **Form 10**
>   **Filed July 8, 2011**
>   **File No. 000-54454**

Dear Ms. Arkell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

2. Please revise to refer to yourself consistently as either the "registrant" or the "company."

3. Please revise to include information required by Item 601 of Regulation S-K.

Item 1. Business, page 1

4. Revise your business section to disclose the fact that as of the most recent audited period you have generated no revenues or earnings from operations and possess no significant assets or financial resources. Also disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

5. Please explain, in light of the fact that you have no revenue and no significant assets or cash, how you have "unrestricted flexibility" in seeking, analyzing, and participating in potential business opportunities.

Business Development, page 1

6. It appears that you have no revenue. Please revise your disclosure to delete the statement that "revenue is present" in this section or advise.

Item 1A. Risk Factors, page 5

7. Please add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a reverse merger.

8. Please add risk factors discussing the risks associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the difficulties of establishing and maintaining acceptable internal control over financial reporting. In this regard, we note that you appear to have no full-time employees, revenue or significant assets.

9. Please revise to include a risk factor to state that your auditor has expressed substantial doubt about your ability to continue as a going concern.

5. No opportunity for non-affiliate shareholder evaluation or approval of business combination, page 6

10. Please revise this risk factor to explain briefly how the form of business combination under Nevada law impacts the availability of dissenter's rights disapproving the proposed business combination.

7. The time and cost of preparing a private company to become a public reporting company, page 6

11. To the extent possible, please revise your disclosure to provide estimates of significant registration and compliance costs.

Item 2. Financial Information, page 9

Management's Discussion and Analysis or Plan of Operation, page 9

12. Please revise your disclosure here and in the form of acquisition section to estimate the sum required to consummate your acquisition or reverse merger.

13. Please revise to disclose the amount of cash on hand as of the most recent practicable date or advise.

14. In light of your competitive disadvantages, please revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

15. Please revise your disclosure to provide the basis for your belief that there are "numerous firms seeking even the limited additional capital, which [you] will have and/or the perceived benefits of becoming a publicly traded corporation" or please delete. Additionally, please advise as to what limited additional capital you will have and how you obtained such additional capital.

Item 5. Directors and Executive Officers, page 10

Directors and Executive Partners, page 10

16. Please revise to remove the term "extensive" to describe Mrs. Arkell's experience, as we view this as marketing language that is inappropriate for a registration statement.

17. Please revise your disclosure to include information about your officer and director in the last ten years. Refer to Items 401(f) or Regulation S-K.

18. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation, page 11

19. Please revise to include a Summary Compensation Table.

Trading of Securities in Secondary Market, page 13

20. Please revise this section to clarify that your common stock may never be listed on the NASDAQ or any other stock exchange. In addition, disclose that there can be no assurance that you will find a market maker and be quoted on the OTC Bulletin Board

and that an active market may not develop even if you are listed on the OTC Bulletin Board.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc (via E-mail):   David Rees, Esq.
                    Vincent & Rees, LC